# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Panbela Therapeutics, Inc., CIK 0001029125
CUSIP: 69833W404
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 712 Vista Boulevard, #305, Waconia, Minnesota (MN), 55387
Date of event which requires filing of this statement: 04/22/2025
Amends the filing with accession number 0001193125-24-246727
Filed by CIK 0001675758
Persons authorized to receive notices and communications: Nant Capital, LLC, Attn: Charles Kenworthy, 450 Duley Road, El Segundo, California (CA), 90245, (310) 836-6400; Martin J. Waters, Wilson Sonsini Goodrich & Rosati P.C., 12235 El Camino Real, San Diego, California (CA), 92130, (858) 350-2300

## Reporting persons
- Nant Capital, LLC (CIK 0001675758): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 32,432,432; sole dispositive power 0; shared dispositive power 32,432,432; aggregate amount beneficially owned 32,432,432 (86.98% of the class)
  Comment: Item 13 percentage is calculated based upon (x) the sum of 32,432,432 shares of the Issuer's Common Stock that Nant Capital has the right to acquire from the Issuer, pursuant to the voluntary conversion of the Notes (as defined below), divided by (y) the sum of (i) 4,854,861 shares of the Issuer's Common Stock outstanding, as of November 11, 2024, as provided by the Issuer; and (ii) 32,432,432 shares of the Issuer's Common Stock that Nant Capital has the right to acquire from the Issuer pursuant to the voluntary conversion of the Notes.
  On October 22, 2024, the Issuer entered into a Note Purchase Agreement (the "Agreement") with Nant Capital. Pursuant to the Agreement, the Issuer (i) issued on October 22, 2024 an interest-bearing Senior Convertible Promissory Tranche A Note (the "Tranche A Note") for the principal sum of $2,850,000, and (ii) issued on November 15, 2024 an interest-bearing Senior Convertible Promissory Tranche B Note (the "Tranche B Note," and, together with the Tranche A Note, the "Notes") for the principal sum of $9,150,000, in each case in exchange for a cash purchase price by Nant Capital to the Issuer equal to the same principal amounts and pursuant to a private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") afforded by Section 4(a)(2) of the Securities Act.
- Patrick Soon-Shiong (CIK 0001189020): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF), other (OO); sole voting power 0; shared voting power 32,432,432; sole dispositive power 0; shared dispositive power 32,432,432; aggregate amount beneficially owned 32,432,432 (86.98% of the class)
  Comment: Item 13 percentage is calculated based upon (x) the sum of 32,432,432 shares of the Issuer's Common Stock that Nant Capital has the right to acquire from the Issuer, pursuant to the voluntary conversion of the Notes, divided by (y) the sum of (i) 4,854,861 shares of the Issuer's Common Stock outstanding, as of November 11, 2024, as provided by the Issuer; and (ii) 32,432,432 shares of the Issuer's Common Stock that Nant Capital has the right to acquire from the Issuer pursuant to the voluntary conversion of the Notes.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Panbela Therapeutics, Inc.
Address of issuer's principal executive offices: 712 Vista Boulevard, #305, Waconia, Minnesota (MN), 55387
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed on October 29, 2024 (the "Schedule 13D") jointly by Nant Capital, LLC ("Nant Capital") and Patrick Soon Shiong (the "Reporting Owners"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Nant Capital purchased the Tranche A Note in the aggregate principal amount of $2.85 million. On November 15, 2024, Nant Capital purchased the Tranche B Note for the aggregate principal amount of $9,150,000 on substantially similar terms as the Tranche A Note.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Nant Capital beneficially owns, in the aggregate, 32,432,432 shares of the Issuer's Common Stock that may be acquired by Nant Capital pursuant to the conversion of the Notes.

Dr. Soon-Shiong beneficially owns and shares voting power and investment power over all shares of the Issuer's Common Stock described above as being beneficially owned by Nant Capital. As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 32,432,432 shares of the Issuer's Common Stock, representing approximately 86.98% of the outstanding Common Stock of the Issuer.

For purposes of this Item 5(a) and (b), the percentages are calculated based upon (x) the shares of the Issuer's Common Stock beneficially owned by the Reporting Person, divided by (y) the sum of (i) 4,854,861 shares of the Issuer's Common Stock outstanding as of November 11, 2024 as provided by the Issuer, and (ii) 32,432,432 shares of the Issuer's Common Stock issuable to Nant Capital upon the conversion of the Notes.
Number of shares as to which each person has sole or shared power to vote or dispose: 32,432,432
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Owners, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Signatures
- Nant Capital, LLC: /s/ Charles Kenworthy, Manager (04/24/2025)
- Patrick Soon-Shiong: /s/ Patrick Soon-Shiong, Patrick Soon-Shiong (04/24/2025)